Filed Pursuant to Rule 433

Registration Statement No. 333-215864

Pricing Term Sheet

April 27, 2017

E. I. du Pont de Nemours and Company

$1,250,000,000 2.200% Notes due May 1, 2020

$750,000,000 Floating Rate Notes due May 1, 2020

Issuer:	E. I. du Pont de Nemours and Company

Title of Securities:	2.200% Notes due 2020: (the “Fixed Rate Notes”) Floating Rate Notes due 2020: (the “Floating Rate Notes”)

Trade Date:	April 27, 2017

Settlement Date (T+3):	May 2, 2017

Maturity Date:	Fixed Rate Notes: May 1, 2020 Floating Rate Notes: May 1, 2020

Aggregate Principal Amount Offered:	Fixed Rate Notes: $1,250,000,000 Floating Rate Notes: $750,000,000

Price to Public (Issue Price):	Fixed Rate Notes: 99.890% Floating Rate Notes: 100.000%

Interest Rate:	Fixed Rate Notes: 2.200% per annum Floating Rate Notes: per annum rate equal to three-month USD LIBOR, as determined on the relevant interest determination date, plus 0.530%

Interest Payment Dates:	Fixed Rate Notes: Semi-annually on each May 1 and November 1, commencing November 1, 2017 Floating Rate Notes: Quarterly on each February 1, May 1, August 1 and November 1, commencing August 1, 2017

Optional Redemption:

Fixed Rate Notes: Make-whole call at any time at the greater of 100% or the discounted present value of the remaining scheduled payments of principal and interest at Treasury Rate plus 12.5 basis points

The Floating Rate Notes will not be redeemable at the option of the Issuer prior to maturity

Joint Bookrunners:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Loop Capital Markets LLC

Rabo Securities USA, Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

CUSIP:	Fixed Rate Notes: 263534 CL1 Floating Rate Notes: 263534 CM9

Standard Chartered Bank is not a U.S. registered broker-dealer and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Credit Suisse Securities (USA) LLC by telephone at 1-800-221-1037 or (ii) Goldman, Sachs & Co. by telephone at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com or (iii) J.P. Morgan Securities LLC by telephone collect at 1-212-834-4533.